Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated November 13, 2018 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction, provided that LiveRamp (as defined below) will comply with the requirements of rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. LiveRamp may, at its discretion, take any actions necessary for LiveRamp to make the Offer to stockholders in any such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of LiveRamp (as defined below) by the Dealer Managers (as defined below) or one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

of

Up to $500 Million in Value of Shares of its Common Stock

At a Purchase Price not Greater Than $49.00 Per Share Nor Less Than $44.50 Per Share

LiveRamp Holdings, Inc., a Delaware corporation (“LiveRamp”), invites its stockholders to tender up to $500 million in value of shares of its common stock, par value $0.10 per share (the “Shares”), for purchase by LiveRamp at a price not greater than $49.00 nor less than $44.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 13, 2018 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 12, 2018, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

Upon the terms and subject to the conditions of the Offer, LiveRamp will determine a single per share price, not greater than $49.00 nor less than $44.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares tendered and the prices specified by tendering stockholders. Promptly after the Expiration Date, LiveRamp will look at the prices chosen by stockholders for all of the Shares properly tendered. LiveRamp will then select the lowest single purchase price (such purchase price, the “Final Purchase Price”) within the price range specified or deemed specified above that will allow it to purchase $500 million in value of Shares, or a lower amount depending on the number of Shares properly tendered and not properly withdrawn. Upon the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, Shares having an aggregate value of less than or equal to $500 million are properly tendered and not properly withdrawn, LiveRamp will buy all Shares properly tendered and not properly withdrawn. All Shares purchased in the Offer will be purchased at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, LiveRamp may not purchase all of the Shares tendered at or below the Final Purchase Price if Shares representing more than $500 million (or such greater amount as it may elect to pay, subject to applicable law) are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders at LiveRamp’s expense promptly after the Expiration Date.

LiveRamp reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, in each case subject to applicable law. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), LiveRamp reserves the right to accept for payment, according to the terms and conditions of the Offer, up to an additional 2% of its outstanding Shares without amending or extending the Offer.

At the maximum Final Purchase Price of $49.00 per Share, LiveRamp could purchase 10,204,081 Shares if the Offer is fully subscribed, which would represent approximately 12.9% of its issued and outstanding Shares as of November 8, 2018. At the minimum Final Purchase Price of $44.50 per Share, LiveRamp could purchase 11,235,955 Shares if the Offer is fully subscribed, which would represent approximately 14.3% of its issued and outstanding Shares as of November 8, 2018.

The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

The Shares are listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “RAMP.” On November 12, 2018, the last full trading day before LiveRamp commenced the Offer, the last reported sale price of the Shares was $45.89 per Share. Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

LiveRamp’s board of directors has approved the Offer. However, none of LiveRamp, any member of its board of directors, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC, the Dealer Managers for the Offer, Georgeson LLC, the Information Agent for the Offer, or Computershare Trust Company, N.A., the Depositary for the Offer, makes any recommendation to you as to whether you should tender or refrain from tendering your Shares, or as to the price or prices at which you may choose to tender your Shares. None of LiveRamp, any member of its board of directors, the Dealer Managers, the Information Agent or the Depositary has authorized any person to make any recommendation with respect to the Offer. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you will tender them. In doing so, you should consult your own financial and tax advisors, and read carefully and evaluate the information in the Offer to Purchase and in the related Letter of Transmittal, including LiveRamp’s reasons for making the Offer before taking any action with respect to the Offer.

Upon the terms and subject to the conditions of the Offer, including the provisions relating to “odd lot” priority, proration and conditional tender described in the Offer to Purchase, LiveRamp will purchase Shares properly tendered at or below the Final Purchase Price and not properly withdrawn on or before the Expiration Date having an aggregate purchase price of up to $500 million (or such greater amount as it may elect to purchase, subject to applicable law). If the number of Shares properly tendered at or below the Final Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $500 million, LiveRamp will purchase Shares in the following order of priority:

•	first, LiveRamp will purchase all Shares properly tendered at or below the Final Purchase Price and not properly withdrawn by any odd lot holder, as described below, who:

•

tenders all Shares owned, whether such Shares are owned beneficially or of record, by such odd lot holder at a price at or below the Final Purchase Price and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned by such odd lot holder will not qualify for this preference, and

•	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•

second, after the purchase of all of the Shares properly tendered by odd lot holders at or below the Final Purchase Price, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, LiveRamp will purchase all other Shares properly tendered at or below the Final Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares; and

•

third, only if necessary to permit LiveRamp to purchase $500 million in value of Shares (or such greater amount as LiveRamp may elect to pay, subject to applicable law), LiveRamp will purchase Shares conditionally tendered at or below the Final Purchase Price (for which the condition was not initially satisfied) and not properly withdrawn prior to the Expiration Date by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares.

All Shares validly tendered and not purchased in the Offer will be returned to stockholders at LiveRamp’s expense promptly following the Expiration Date. LiveRamp expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the conditions set forth in the Offer to Purchase shall have occurred or shall be deemed by LiveRamp to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the first business day after the last previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless LiveRamp has accepted tendered Shares for payment under the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on January 11, 2019, the 40th business day following the commencement of the Offer. For a withdrawal to be effective, a notice of withdrawal must be in written form and must be received in a timely manner by the Depositary at the address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder; the number of Shares to be withdrawn; and the name of the registered holder of the Shares to be withdrawn, if different from the tendering stockholder. If more than one Letter of Transmittal was used to tender such Shares or more than one group of Shares were tendered, then the withdrawal of Shares may be made using either separate notices of withdrawal or a combined notice of withdrawal, so long as the required information is included. Some additional requirements apply if Shares have been tendered under the procedure for book-entry transfer as set forth in the Offer to Purchase. If you have tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then instructions must be given to such nominee to arrange for the withdrawal of the relevant Shares.

For purposes of the Offer, LiveRamp will be deemed to have accepted for payment (and therefore purchased), subject to the odd lot priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Final Purchase Price and not properly withdrawn only when, as and if LiveRamp gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. On the terms and subject to the conditions of the Offer, promptly after the Expiration Date, LiveRamp will accept for purchase and pay the Final Purchase Price for all of the Shares accepted for payment in accordance with the Offer. In all cases, payment for Shares tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at The Depository Trust Company (“DTC”); (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) or an Agent’s Message in the case of book-entry transfer; and (iii) any other documents required by the Letter of Transmittal, including documents required pursuant to the guaranteed delivery procedures.

If you want to tender all or any portion of your Shares, you must do one of the following before the Offer expires at 5:00 p.m., New York City time, on December 12, 2018 (unless the Offer is extended):

•

If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible to determine the times by which such owners must take action in order to participate in the Offer;

•

If you hold certificates registered in your own name or hold Shares in book-entry form as a registered holder, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates, if applicable, for your Shares and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the Depositary for the Offer, at the proper address shown on the back cover of the Offer to Purchase;

•	If you are an institution participating in DTC, tender your Shares according to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase; or

•

If you are a holder of vested options to purchase Shares, subject to LiveRamp’s policies and practices, you may exercise your vested options to purchase Shares and tender such Shares in the Offer; however, LiveRamp suggests that you exercise your vested options at least five business days prior to the date on which the Expiration Date is initially scheduled to occur (which, unless the Offer is extended, would require you to exercise such options no later than 5:00 p.m., New York City time, on December 5, 2018) in order to provide you with sufficient time to validly tender such Shares in the Offer. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

If you want to tender your Shares but (a) your certificates for the Shares are not immediately available or cannot be delivered to the Depositary by the Expiration Date, (b) you cannot comply with the procedure for book-entry transfer by the Expiration Date, or (c) your other required documents cannot be delivered to the Depositary by the Expiration Date, you may still tender your Shares if you comply with the guaranteed delivery procedures described in the Offer to Purchase and the related Letter of Transmittal.

All questions as to the number of Shares to be accepted, the Final Purchase Price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt of any Shares tendered, including pursuant to the guaranteed delivery procedures) and acceptance for payment of any tender of Shares will be determined by LiveRamp, in its sole discretion, and its determination will be final and binding on all parties, subject to a court of competent jurisdiction issuing a judgment to the contrary. None of LiveRamp, the Dealer Managers, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of the foregoing incur any liability for failure to give any such notification.

If you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash for your tendered Shares generally will be treated for U.S. federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution. If you are a Non-U.S. Holder (as defined in the Offer to Purchase), the payment of cash for your tendered Shares may be subject to U.S. federal income tax withholding. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult their tax advisors.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

LiveRamp believes that the Offer is a prudent use of its financial resources and presents an appropriate balance between meeting the needs of its business and delivering value to its stockholders. The Offer expresses LiveRamp’s confidence in its business, its market position and the long-term growth potential of its industry.

Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees and similar persons whose names, or the names of whose nominees, appear on LiveRamp’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Additional copies of the Offer to Purchase and the Letter of Transmittal may be requested from the Information Agent, at the expense of LiveRamp at the address and telephone number set forth below. Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. LiveRamp also has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission that includes additional information relating to the Offer. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is herein incorporated by reference.

The Depositary for the Offer is:

If delivering by express mail, courier or other expedited service:	By mail:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
250 Royall Street, Suite V	P.O. Box 43011
Canton, MA 02021	Providence, RI 02940-3011

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 888-613-9988

Email: liveramp@georgeson.com

The Dealer Managers for the Offer are:

Morgan Stanley	Wells Fargo Securities
Morgan Stanley & Co. LLC	Wells Fargo Securities, LLC
1585 Broadway	375 Park Avenue
New York, New York 10036	New York, NY 10152
Toll-Free: (855) 483 0952	Toll-Free: (877) 450 7515
Collect: (212) 214 6400

November 13, 2018